

March 5, 2014

<u>**Via Email**</u>
Steven Wolosky, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: Darden Restaurants, Inc.
Preliminary Consent Solicitation Statement filed on Schedule 14A
Filed on February 24, 2014 Starboard Value LP, Starboard Value and Opportunity
Master Fund Ltd., Starboard Value and Opportunity S LLC, Starboard Value and
Opportunity C LP, Starboard Leaders Delta LLC, Starboard Leaders Fund LP,
Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP
LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP ,
Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld,
Bradley D. Blum ("Starboard et al")
Soliciting Materials on Schedule 14A
Filed February 24, 2014
Filed by Starboard et al
File No. 1-13666

Dear Mr. Wolosky:

　　We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the amended Schedule 13D filed by the filing persons on March 4, 2014. Please revise the consent solicitation to include Mr. Stonsteby as a participant/filing person.

2.   Please include information as of the most reasonable practicable date and fill in all blanks. For example, revise to update information required by Item 5(b) of Schedule 14A, inclusive of updated information related to any additional filing persons who are added.

"Why you were sent this solicitation…"

3.   Please make consistent revisions to respond to comments regarding disclosure included in the preliminary consent solicitation statement that are identical and/or similar to disclosure included in additional soliciting materials.

4.   Please provide context to your statement that you are one of the largest shareholders of the company by referencing the approximate time that you have been the beneficial owners of greater than 5% of outstanding shares.

5.   At the forefront of the consent solicitation statement, please clarify, if appropriate, that this is the first of a series of steps that you may possibly take to influence the Darden Board. For example, revise to highlight any intentions the participants have that are in addition to the current consent solicitation and the Special Meeting, if one is called.

6.   Please revise the consent solicitation statement to more clearly explain why you are seeking consents to call a special meeting that could, at best, only result in shareholders approving a non-binding resolution. Generally, please revise to emphasize the non-binding nature of the resolution(s) you may seek to get approved at a Special Meeting.

7.   Please refer to our prior comment. Clarify your disclosure throughout the soliciting materials to highlight the legal actions the Board may take even if sufficient requests to call a Special Meeting are obtained (i.e., the Board may proceed with the Red Lobster Separation before or after a Special Meeting is called). If the participants believe that the Board may not legally proceed with the proposed transaction under state law or the constitutive documents of the Company without first holding a Special Meeting, then revise to state this fact and provide support for any such assertion. If the participants acknowledge the Board could legally proceed with the proposed Red Lobster Separation even if the consent solicitation and vote at a Special Meeting were successful, then revise to more clearly state this.

8.   Clearly disclose what the participants intend to do if the Board of Directors refuses to implement the non-binding resolution if approved by shareholders. For example, disclose the participants' current belief regarding the need (as expressed in their February

letter to the Board) for "immediate changes in Board composition…" and the future role, if any, of Messrs. Blum and Stonsteby.

9.   Please advise us of the other "significant shareholders" that have expressed concerns with regard to the proposed Red Lobster Separation. Also, please specify the percentage of shares owned by any "significant shareholder" to which you refer.

10.   You disclose that concerns regarding the Red Lobster proposal are shared "broadly" and disclose your belief that the "vast majority" of shareholders are opposed to the Red Lobster proposal. Please be consistent in your disclosure and please supplementally provide support for the opinions you have expressed regarding shareholders' level of shared concern.

11.   Please refer to footnote 1 and your references to the two public letters to the Company. Shareholders are entitled to an accurate, concise and <u>complete</u> summary of the facts and/or supportable opinions to which you refer. If you intend for the letters to constitute a part of the solicitation, then please file such letters under cover of Schedule 14A. Refer to Rule 14a-6(b). Alternatively, please include within the consent solicitation statement the material items that you intend for shareholders to consider in making an informed decision regarding the submission of their consents.

12.   Please refer to our prior comment. Other than attaching the letters to the company as exhibits to the beneficial ownership reports filed by the participants on EDGAR, please advise us of any actions the participants may have taken to otherwise disseminate or publish the letters and the dates of any such action. We may have further comment.

13.   Should you choose to continue to refer to Darden's stock price performance, please include disclosure acknowledging the myriad of factors that may impact stock price during the referenced time period. Further, please provide context to your comparative metric by specifying the "peer group" that you have used to compare Darden's stock price performance.

14.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure and provide support for assertions of opinion. For example, please characterize as your opinion and/or provide us with support for the statements you make with respect to the following non-exclusive list of assertions:

    - "…the Company has largely ignored the serious concerns voiced by its shareholders…,";
    - "…Given management's track record of poor performance and poor decision making…,";
    - Starboard's opinion that the current market price <u>significantly </u>undervalues the value of its business and real estate assets (emphasis added); and,

- Starboard's belief that the separation would "impair Darden's ability to realize full value for the Company's substantial real estate holdings could destroy <u>substantial</u> shareholder value (emphasis added).

    Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

15. We note reference to how the record date will be determined pursuant to state law. Referencing applicable state law provisions and/or the Company's bylaws, please supplementally advise us of whether there are any other means of determining the record date. Advise us supplementally of whether the Board may declare a record date, which would be distinct from a record date determined on the basis of when a request is first delivered by a shareholder. We may have further comment.

<u>Solicitation of Requests, page 9</u>

16. We note that you plan on soliciting requests in person, by mail, advertisement, telephone, telecopier, or the internet. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

17. Further to our comment above. Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

<u>Additional Soliciting Materials filed February 24, 2014</u>

18. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure and provide support for assertions of opinion. For example, please characterize as your opinion and/or provide us with support for the statements you make with respect to the following non-exclusive list of assertions:

- reference to the "poorly-conceived plan" to separate Red Lobster;
- "…the Red Lobster Separation would not only be suboptimal but may …be …potentially <u>even worse for shareholders than the status quo</u>…" (emphasis added); and,
- "…the Red Lobster Separation is not the result of an informed evaluation of all available opportunities to create shareholder value…"
  Where the basis of support are other documents, provide either complete copies of the

documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

19. We refer you to the statements throughout the soliciting materials that require clarification to facilitate the accuracy of shareholders' understanding. . For example, there are numerous references to shareholders' ability to influence or stop the potential Separation. Such statements should be accompanied by disclosure that clearly highlights the limitations that apply to any shareholder action, given that any resolution(s) passed would be non-binding. Also, the assertion that the future value of Darden will be "materially impacted by this important decision" should be supplemented to clarify that the material impact could be either positive or negative. Consistent with this comment, please revise your materials, as may be appropriate.

<center>*   *   *</center>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions